Exhibit 1

British American Tobacco p.l.c. (the “Company” or “BAT”)

18 March 2024

SHARE BUY-BACK PROGRAMME

As previously announced on 13 March 2024, BAT today commences its programme to buyback BAT ordinary shares (the “Programme”) using proceeds from sale of 436,851,457 ordinary shares in ITC Limited. The final net proceeds received by the BAT Group were £1.57bn and the Programme will buy back £1.60bn of BAT ordinary shares starting with £700mn in 2024 and with the remaining £900mn in 2025. The Programme will commence on 18 March 2024 and will end no later than 31 December 2025.

The purpose of the Programme is to reduce the issued share capital of the Company. The purchased shares will be cancelled. The Company has entered into an agreement with UBS AG London Branch (“UBS”) to enable the purchase of Ordinary Shares for the initial stage of the Programme. UBS will purchase the Company’s ordinary shares as principal and the Company will purchase such number of ordinary shares from UBS in accordance with the terms of the engagement.

The number of ordinary shares permitted to be purchased by the Company, pursuant to the authority granted by the shareholders at the annual general meeting of the Company on 19 April 2023 (the “2023 AGM”), is 223,590,721 ordinary shares. The Programme will be carried out on Recognised Investment Exchanges within the UK. For the avoidance of doubt, no repurchases will be made in respect of the Company’s American Depositary Receipts.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company’s general authority to repurchase shares granted by its shareholders at the Company’s 2023 AGM and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (2016/1052), in each case as such legislation forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Financial Conduct Authority’s Listing Rules and will be discontinued in the event the Company ceases to have the necessary general authority to repurchase ordinary shares.

Enquiries:

British American Tobacco Press Media Centre
+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain: +44 (0)20 7845 1124
Yetunde Ibe: +44 (0)20 7845 1095
John Harney: +44 (0)20 7845 1263
Jane Henderson: +44 (0)20 7845 1117